Translational Development Acquisition Corp.

52 E. 83rd Street

New York, New York 10028

December 19, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re:	Translational Development Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-282763

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Translational Development Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 23, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Venable LLP, request by telephone that such Registration Statement be declared effective.

Please contact William N. Haddad of Venable LLP, counsel to the Company, at (212) 503-9812, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Michael B. Hoffman
Michael B. Hoffman
Chief Executive Officer